Sanaby Health Acquisition Corp. I

2625 Middlefield Road #990

Palo Alto, CA 94306

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Pam Long

Re:	Sanaby Health Acquisition Corp. I
Registration Statement on Form S-1, as amended
Filed October 7, 2021
File No. 333-259728

Dear Mr. Regan and Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sanaby Health Acquisition Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, October 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Sandra Shpilberg
Sandra Shpilberg
Chief Executive Officer

cc:	Reed Smith LLP Ellenoff Grossman & Schole LLP